Management's Discussion and Analysis

For the period ended September 30, 2007

Management's Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited Interim Consolidated Financial Statements of Paramount Resources Ltd. (“Paramount” or the “Company”) for the three and nine months ended September 30, 2007 and Paramount’s audited Consolidated Financial Statements and MD&A for the year ended December 31, 2006. Information included in this MD&A and the Consolidated Financial Statements has been presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”), unless otherwise stated.

This document contains forward-looking statements, non-GAAP measures, and disclosures of barrels of oil equivalent volumes.  Readers are referred to the advisories concerning such matters under the heading “Advisories” at the end of this document.

This MD&A is dated November 7, 2007. Additional information concerning Paramount, including its Annual Information Form, can be found on the SEDAR website at www.sedar.com.

Paramount is an independent Canadian energy company involved in the exploration, development, production, processing, transportation and marketing of petroleum and natural gas.  Paramount’s principal properties are located in Alberta, the Northwest Territories and British Columbia in Canada, and in Montana and North Dakota in the United States.  Management’s strategy is to maintain a balanced portfolio of opportunities, to grow reserves and production in Paramount’s principal properties while maintaining a large inventory of undeveloped acreage, to focus on natural gas as a commodity, and to selectively enter into joint venture agreements for high risk/high return prospects.  In addition, Paramount has spun-out three public entities: Paramount Energy Trust in March, 2003; Trilogy Energy Trust (“Trilogy”) in April, 2005; and most recently, MGM Energy Corp. (“MGM Energy”) in January 2007.

Financial Highlights
	Three Months Ended September 30		Nine Months Ended September 30
($ millions, except as noted)	2007	2006	2007	2006

Funds flow from operations(1)	21.7	37.3	82.6	145.5
Per share - diluted ($/share)	0.31	0.54	1.16	2.10

Net earnings (loss)	(82.2)	22.2	572.8	141.8
Per share - diluted ($/share)	(1.17)	0.32	8.04	2.04

Petroleum and natural gas sales	61.9	77.9	221.6	239.5

Total assets			1,484.0	1,477.1

Long-term debt(2)			137.6	504.9

Net debt(1) (2)			(69.0)	550.6

(1) Funds flow from operations and net debt are non-GAAP measures.  Readers are referred to the advisories concerning non-GAAP measures under the heading “Advisories” at the end of this document.

(2) Excludes debt financing costs.

Paramount Resources Ltd. │ Third Quarter 2007

Funds Flow from Operations

Paramount’s funds flow from operations decreased by $15.6 million in the third quarter of 2007 to $21.7 million from $37.3 million in the third quarter of 2006.  This decrease was primarily due to:

•

Lower sales revenue due to lower realized natural gas prices and natural gas volumes;

•

Lower cash distributions received from Trilogy;

•

Higher realized losses on financial instruments; and

•

Other items shown in the table below.

These items were partially offset by:

•

Lower interest expense;

•

Increases in other investment income on short-term investments; and

•

Other items shown in the table below.

Funds flow from operations for the nine month period ended September 30 decreased $62.9 million from $145.5 million in 2006 to $82.6 million in 2007. Significant variances include lower natural gas sales revenue primarily because of lower realized natural gas prices, lower cash distributions from Trilogy and higher realized losses on financial instruments.

The primary variances in funds flow from operations between the three and nine months ended September 30, 2006 and the three and nine months ended September 30, 2007 are as follows:

($ millions)	Three Months Ended September 30 2006 to 2007	Nine Months Ended September 30 2006 to 2007
Funds Flow From Operations - 2006	37.3	145.5
Favourable (unfavourable) variance
Volume variance – natural gas	(5.2)	(1.3)
Volume variance – oil and NGLs	0.4	2.9
Price variance – natural gas	(11.9)	(19.7)
Price variance – oil and NGLs	0.7	0.2
Realized gains and losses on financial commodity instruments	(4.1)	(15.8)
Royalties	0.2	(1.4)
Operating expense	0.4	(5.8)
General and administrative expense	(1.0)	(4.9)
Stock-based compensation expense	0.9	5.1
Interest expense	4.3	(5.8)
Foreign exchange	-	2.2
Distributions from equity investments	(4.4)	(16.5)
Other investment income	4.2	4.0
Taxes	1.8	0.7
Other	(1.9)	(6.8)
Total variance	(15.6)	(62.9)
Funds Flow From Operations - 2007	21.7	82.6

Paramount Resources Ltd. │ Third Quarter 2007

Net Earnings

Paramount recognized a loss of $82.2 million in the third quarter of 2007 compared to net earnings of $22.2 million in the third quarter of 2006.  In addition to the changes highlighted in the Funds Flow from Operations table, the decrease in earnings is primarily due to:

•

A write-down of petroleum and natural gas properties;

•

Unrealized loss on financial instruments in the current period versus a gain in the comparable period; and

•

Lower non-cash stock based compensation recovery.

These decreases were partially offset by:

•

Higher future tax recoveries;

•

Lower  depletion, depreciation and accretion; and

•

Other items shown in the table below.

Net earnings for the nine month period ended September 30 increased $431.0 million from $141.8 million in 2006 to $572.8 million in 2007. In addition to third quarter variances described, significant variances include the gain on sale of North American Oil Sands Corporation (“North American”) shares, the gain on sale of the Surmont properties, and higher dry hole expenses from MGM Energy’s 2006/2007 winter drilling program.

The primary variances in net earnings between the three and nine months ended September 30, 2006 and the three and nine months ended September 30, 2007 are as follows:

($ millions)	Three Months Ended September 30 2006 to 2007	Nine Months Ended September 30 2006 to 2007
Net Earnings - 2006	22.2	141.8
Favourable (unfavourable) variance
Impact of variances in funds flow from operations	(15.6)	(62.9)
Unrealized gains and losses on financial commodity contracts	(23.1)	(50.7)
Gain (loss) on sale of investments	(0.1)	528.6
Stock-based compensation – non cash portion	(12.8)	3.8
Exploration	(0.3)	5.0
Dry hole	(3.9)	(32.5)
Depletion, depreciation and accretion	6.5	(0.9)
Write-down of petroleum and natural gas properties	(79.6)	(78.3)
Foreign exchange	1.4	13.6
Future income tax	33.8	(87.1)
Income from equity investments	(7.1)	(99.9)
Debt extinguishment	(9.4)	(10.9)
Gain on sale of property, plant, and equipment	0.8	281.0
Non-controlling interest	(0.3)	11.3
Other	5.3	10.9
Total variance	(104.4)	431.0
Net (Loss) Earnings - 2007	(82.2)	572.8

Paramount Resources Ltd. │ Third Quarter 2007

Significant Events

Third Quarter Investments and Highlights

•

Reduced Paramount’s outstanding long-term debt by $249.1 million from June 30, 2007 and $371.3 million from December 31, 2006.

•

Purchased 1.9 million Common Shares for cancellation under Paramount’s Normal Course Issuer Bid (“NCIB”) program for a total cost of $35.1 million.

•

Invested $9.0 million in 3.3 million common shares of MGM Energy pursuant to a public offering of 39 million common shares by MGM Energy. Following the offering, Paramount’s ownership interest in MGM Energy was reduced from approximately 20.2 percent to 16.7 percent.

•

Invested $3.0 million in 0.4 million units of Trilogy through open market purchases, increasing Paramount’s equity ownership from 16.2 percent to 16.7 percent at September 30, 2007.

•

Commenced the North Dakota oil drilling program with Paramount’s new drilling rigs.

•

Received regulatory approval for waterflood and commenced good production practice at Crooked Creek in Grande Prairie.

•

Continued to divest of non-core assets. Year-to-date proceeds from the disposal of strategic investments and non-core assets total $1,023.7 million.

MGM Spinout and Dilution

On January 12, 2007, Paramount Resources Ltd. completed a reorganization pursuant to a plan of arrangement under the Business Corporations Act (Alberta) (the “MGM Spinout”) involving Paramount Resources Ltd., its shareholders and MGM Energy, a wholly-owned subsidiary of Paramount immediately prior to the MGM Spinout.

Through the MGM Spinout:

•

Paramount’s shareholders received an aggregate of approximately 2.8 million common shares of MGM Energy (“MGM Shares”) and approximately 14.2 million warrant units of MGM Energy, with each warrant unit consisting of one MGM Energy short term warrant (each, a “Short Term Warrant”) and one MGM Energy longer term warrant (each, a “Longer Term Warrant”);

•

Paramount received a demand promissory note and 18.2 million voting Class A Preferred Shares of MGM Energy, which note was subsequently repaid by MGM Energy and which shares were subsequently converted into MGM Shares; and

•

MGM Energy became the owner of (i) rights and obligations under an area-wide farm-in agreement (the “Farm-in Agreement”) respecting Mackenzie Delta, Northwest Territories Exploration Licence #394, Exploration Licence #427 and two Inuvialuit concession agreements; (ii) oil and gas properties in the Colville Lake / Sahtu area of the Central Mackenzie Valley, Northwest Territories; and (iii) an interest in one well in the Cameron Hills area of the southern portion of the Northwest Territories, all of such property, rights and obligations formerly being owned by Paramount. Paramount continued to be jointly and severally liable for obligations of MGM Energy under the Farm-in Agreement to the extent that such obligations were not satisfied by MGM Energy for so long as MGM Energy was an “affiliate” of Paramount as such term was defined in the Farm-in Agreement. As a result of equity issuances by MGM Energy during 2007, MGM Energy and Paramount are no longer “affiliates” as defined.

As a result of the MGM Spinout, the carrying value of Paramount’s Common Shares was reduced by $3.5 million, retained earnings were reduced by $5.9 million and future tax liability was increased by $3.3 million.  The net book value of the assets transferred by Paramount to MGM Energy was $45.2 million.

Paramount Resources Ltd. │ Third Quarter 2007

MGM Energy - Basis of Presentation

Until May 29, 2007, Paramount owned greater than 50 percent of the issued and outstanding MGM Shares, and MGM Energy’s financial position, results of operations and cash-flows were included in the consolidated financial statements of Paramount.  As a result of the May 30, 2007 issuance of 54.7 million MGM Shares by MGM Energy, Paramount’s ownership interest in MGM Energy was reduced to less than 50 percent of the issued and outstanding MGM Shares and accordingly, subsequent to May 29, 2007, Paramount accounts for its investment in MGM Shares using the equity method.

Financial Information Summary

The following table summarizes amounts in respect of MGM Energy, from January 12, 2007 to May 29, 2007, included in Paramount’s consolidated statement of earnings (loss) for the nine months ended September 30, 2007.  The information included in the table below is provided for informational purposes only, and readers are cautioned that all amounts in the stand alone financial statements of MGM Energy do not necessarily agree to the table below as a result of the impact of consolidating and other adjustments made.

	Nine Months Ended September 30, 2007
($ millions)	Paramount excluding MGM Energy	MGM Energy	Paramount Consolidated

Revenue(1)	178.7	-	178.7

Expenses
Operating	61.7	-	61.7
Transportation	12.5	-	12.5
General and administrative	23.6	2.5	26.1
Stock-based compensation	(6.8)	0.8	(6.0)
Depletion, depreciation and accretion	107.8	-	107.8
Exploration	8.9	0.5	9.4
Dry hole	23.9	34.8	58.7
Write-down of petroleum and natural gas properties	79.6	-	79.6
Interest and financing costs	39.5	0.1	39.6
	350.7	38.7	389.4
Other income (expenses)
Gain on disposal of assets and other	309.5	-	309.5
Income from equity investments and other investment income	559.6	0.5	560.1
Income and other tax (expense) recovery	(104.7)	7.4	(97.3)
Non-controlling interest	11.2	-	11.2
Net earnings (loss)	603.6	(30.8)	572.8

(1)

Petroleum and natural gas sales minus gain (loss) on financial commodity instruments minus royalties.

Paramount Resources Ltd. │ Third Quarter 2007

Results of Operations

Revenue

	Three Months Ended September 30			Nine Months Ended September 30
($ millions)	2007	2006	% Change	2007	2006	% Change
Natural gas sales	35.9	53.0	(32)	154.9	175.9	(12)
Oil and NGLs sales	26.0	24.9	4	66.7	63.6	5
Total	61.9	77.9	(21)	221.6	239.5	(7)

Revenue from natural gas, oil and natural gas liquids (“NGLs”) sales in the third quarter of 2007 was $61.9 million, a decrease of 21 percent from the third quarter of 2006 due largely to the impacts of lower realized natural gas sales prices and gas production decreases at the Northern Corporate Operating Unit (“Northern”) and the Grande Prairie Corporate Operating Unit (“Grande Prairie”). These decreases were partially offset by higher natural gas and liquids production at the Kaybob Corporate Operating Unit (“Kaybob”) and gas production at the Southern Corporate Operating Unit (“Southern”).

Revenue for the nine month period ended September 30, 2007 was $221.6 million, a decrease of seven percent from the prior year comparable period of $239.5 million due primarily to lower year-to-date realized natural gas prices. The following table shows the impact of changes in prices and volumes on revenue for the three and nine months ended September 30, 2007 compared to the three and nine months ended September 30, 2006:

($ millions)	Natural gas	Oil and NGLs	Total
Revenue – three months ended September 30, 2006	53.0	24.9	77.9
Effect of changes in prices	(11.9)	0.7	(11.2)
Effect of changes in sales volumes	(5.2)	0.4	(4.8)
Revenue – three months ended September 30, 2007	35.9	26.0	61.9

($ millions)	Natural gas	Oil and NGLs	Total
Revenue – nine months ended September 30, 2006	175.9	63.6	239.5
Effect of changes in prices	(19.7)	0.2	(19.5)
Effect of changes in sales volumes	(1.3)	2.9	1.6
Revenue – nine months ended September 30, 2007	154.9	66.7	221.6

Sales Volumes

Average daily sales volumes by corporate operating unit, for the third quarter of 2007 and the third quarter of 2006 are as follows:

	Three Months Ended September 30
	2007			2006			Change
	Natural Gas	Oil and NGLs	Total	Natural Gas	Oil and NGLs	Total	Natural Gas	Oil and NGLs	Total
	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d

Kaybob	21.1	739	4,263	15.6	412	3,022	5.5	327	1,241
Grande Prairie	9.6	1,028	2,626	13.8	699	2,995	(4.2)	329	(369)
Northern	25.5	925	5,171	35.3	1,370	7,250	(9.8)	(445)	(2,079)
Southern	16.0	1,272	3,936	14.8	1,419	3,882	1.2	(147)	54
Other	1.3	13	235	1.9	1	322	(0.6)	12	(87)
Total	73.5	3,977	16,231	81.4	3,901	17,471	(7.9)	76	(1,240)

Third quarter 2007 average daily natural gas sales volumes decreased to 73.5 MMcf/d compared to 81.4 MMcf/d in the third quarter of 2006.  Volume declines at Northern, primarily in Maxhamish and Bistcho and at Grande Prairie, primarily in Mirage and Ante Creek more than offset volumes increases from new wells brought on production in the Musreau, Resthaven, and Cutbank areas of Kaybob, and the Chain area of Southern.

Third quarter 2007 average daily oil and NGLs sales volumes increased to 3,977 Bbl/d compared to 3,901 Bbl/d in the third quarter of 2006, primarily as a result of increases in oil sales volumes in the Crooked Creek area of Grande Prairie and NGLs sales volumes in Kaybob.  These increases were partially offset by decreases at Northern, primarily in Liard and Maxhamish.

Average daily sales volumes by corporate operating unit, between the nine months ended September 30, 2007 and nine months ended September 30, 2006 are as follows:

	Nine Months Ended September 30
	2007			2006			Change
	Natural Gas	Oil and NGLs	Total	Natural Gas	Oil and NGLs	Total	Natural Gas	Oil and NGLs	Total
	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d

Kaybob	23.1	556	4,401	14.4	422	2,822	8.7	134	1,579
Grande Prairie	11.9	859	2,838	14.6	541	2,974	(2.7)	318	(136)
Northern	27.2	954	5,495	35.7	1,144	7,094	(8.5)	(190)	(1,599)
Southern	18.6	1,335	4,441	15.5	1,439	4,022	3.1	(104)	419
Other	1.5	3	247	2.3	10	396	(0.8)	(7)	(149)
Total	82.3	3,707	17,422	82.5	3,556	17,308	(0.2)	151	114

Factors resulting in volume variances for the nine months ended September 30, 2007 compared to September 30, 2006 are generally consistent with those for the three month period.

Commodity Prices

Key monthly average commodity price benchmarks and foreign exchange rates:

	Three Months Ended September 30			Nine Months Ended September 30
	2007	2006	% Change	2007	2006	% Change

Natural Gas
New York Mercantile Exchange (Henry Hub Close) (US$/MMbtu)	6.16	6.58	(6)	6.83	7.45	(8)
AECO (Cdn$/GJ)	5.32	5.72	(7)	6.46	6.82	(5)

Crude Oil
West Texas Intermediate (US$/Bbl)	75.38	70.55	7	66.23	68.29	(3)
Edmonton par (Cdn$/Bbl)	80.65	79.66	1	73.68	76.02	(3)

Foreign Exchange
Company banker’s rate (Cdn$/1US$)	1.04	1.12	(7)	1.10	1.13	(3)

Paramount Resources Ltd. │ Third Quarter 2007

Average Realized Prices

	Three Months Ended September 30			Nine Months Ended September 30
	2007	2006	% Change	2007	2006	% Change
Natural gas ($/Mcf)	5.31	7.07	(25)	6.86	7.81	(12)
Oil and NGLs ($/Bbl)	70.99	69.32	2	65.66	65.43	-
Total ($/Boe)	41.46	48.30	(14)	46.42	50.88	(9)

Paramount’s average realized natural gas price for the third quarter of 2007, before realized gains on financial commodity contracts, decreased to $5.31/Mcf compared to $7.07/Mcf in the third quarter of 2006.  Paramount’s average realized gas price is based on prices received at the various markets in which it sells natural gas. Paramount’s natural gas sales portfolio primarily consists of sales priced at the Alberta spot market, eastern Canadian markets, California markets and a portion to aggregators.

Paramount’s average realized oil and NGLs price for the third quarter of 2007, before realized gains on financial commodity contracts, increased to $70.99/Bbl from $69.32/Bbl in the third quarter of 2006.  Paramount's Canadian oil and NGLs sales portfolio primarily consists of lease sales priced at Edmonton, adjusted for transportation and quality differentials.  Paramount’s United States oil and NGLs sales portfolio is sold at the lease with differentials negotiated relative to West Texas Intermediate (“WTI”).

Risk Management

Paramount’s outstanding financial instruments consist of financial forward commodity contracts and foreign exchange contracts, and are disclosed in the consolidated financial statements in Note 14 – Financial Instruments.  Paramount has chosen not to designate any of the instruments as hedges.  As a result, such instruments are recorded using the mark-to-market method of accounting whereby instruments are recorded as either an asset or liability with changes in the fair value recognized in net earnings.

The realized and unrealized gain (loss) on financial forward commodity contracts is as follows:

	Three Months Ended September 30		Nine Months Ended September 30
($ millions, except as noted)	2007	2006	2007	2006
Realized gain (loss)	(1.5)	2.6	16.2	32.0
Unrealized gain (loss)	(1.9)	21.3	(21.6)	28.7
Total gain (loss)	(3.4)	23.9	(5.4)	60.7

Realized gain (loss) ($/Boe)	(0.98)	1.65	3.39	6.77
Unrealized gain (loss) ($/Boe)	(1.21)	13.25	(4.53)	6.07
Total gain (loss) ($/Boe)	(2.19)	14.90	(1.14)	12.84

The fair value of financial instruments included in the consolidated balance sheet is as follows:

($ millions)	September 30, 2007	December 31, 2006

Financial forward commodity contracts – asset (liability)	(3.3)	18.3
Foreign exchange collar – asset (liability)	(22.0)	4.5
Net financial instrument – asset (liability)	(25.3)	22.8

Paramount Resources Ltd. │ Third Quarter 2007

Royalties

	Three Months Ended September 30		Nine Months Ended September 30
($ millions, except as noted)	2007	2006	2007	2006
Natural gas	4.4	5.0	24.5	27.0
Oil and NGLs	4.9	4.5	13.0	9.1
Total	9.3	9.5	37.5	36.1
$/Boe	6.25	5.94	7.87	7.64
Royalty rate (%)	15.1	12.2	16.9	15.1

Royalties decreased to $9.3 million in the third quarter of 2007 compared to $9.5 million in the third quarter of 2006, primarily as a result of lower volumes in Northern and lower realized gas prices, partially offset by higher royalty expenses in Kaybob. Paramount’s third quarter 2007 royalty rate was higher than the comparable period in 2006 due primarily to the impact of reduced royalty holidays in Kaybob.

Royalties for the nine months ended September 30, 2007 increased four percent to $37.5 million and include higher royalty rates in Kaybob offset by lower realized gas prices in 2007.

The following table shows the impact of changes in revenue and royalty rates on royalty expense for the three and nine months ended September 30, 2007 compared to the three and nine months ended September 30, 2006:

($ millions)	Three months	Nine months
Royalties – period ended September 30, 2006	9.5	36.1
Effect of changes in revenue	(1.2)	(2.8)
Effect of changes in royalty rates	1.0	4.2
Royalties – period ended September 30, 2007	9.3	37.5

Operating Expense

	Three Months Ended September 30			Nine Months Ended September 30
($ millions, except as noted)	2007	2006	% Change	2007	2006	% Change
Operating expense	18.7	19.0	(2)	61.7	55.9	10
$/Boe	12.51	11.85	6	12.92	11.82	9

Operating expenses in the third quarter of 2007 were $18.7 million and are relatively consistent with $19.0 million in the third quarter of 2006. For the nine month period ended September 30, 2007 operating expenses have increased $5.8 million to $61.7 million, and include higher plant turnaround costs, workovers and maintenance performed in the first quarter of 2007.

Transportation Expense

	Three Months Ended September 30			Nine Months Ended September 30
($ millions, except as noted)	2007	2006	% Change	2007	2006	% Change
Transportation expense	4.0	3.7	8	12.5	10.8	16
$/Boe	2.67	2.28	17	2.61	2.29	14

Transportation expense increased to $4.0 million in the third quarter of 2007 compared to $3.7 million in the third quarter of 2006, primarily as a result of increased gas sales volumes combined with higher transportation rates within Kaybob.  Year-to-date transportation expense per Boe is consistent with the current quarter and includes higher transportation costs as a result of higher first quarter production at Northern.

Paramount Resources Ltd. │ Third Quarter 2007

Netbacks and funds flow from operations

	Three Months Ended September 30		Nine Months Ended September 30
($ millions)	2007	2006	2007	2006

Revenue (1)	57.9	74.2	209.1	228.7
Royalties	(9.3)	(9.5)	(37.5)	(36.1)
Operating expenses	(18.7)	(19.0)	(61.7)	(55.9)
Netback excluding realized financial instruments	29.9	45.7	109.9	136.7
Realized gain (loss) on financial instruments – commodity contracts	(1.5)	2.6	16.2	32.0
Netback including realized gain (loss) on commodity contracts	28.4	48.3	126.1	168.7
General and administrative expense	(7.9)	(6.9)	(26.1)	(21.1)
Stock-based compensation expense(2)	(0.6)	(1.4)	(3.1)	(8.2)
Interest (3)	(4.3)	(8.6)	(27.9)	(22.1)
Exploration	-	(0.8)	(1.5)	(1.7)
Asset retirement obligation expenditures	(4.1)	(0.2)	(6.0)	(0.6)
Distributions from equity investments	4.6	9.0	13.6	30.0
Investment income	4.2	-	5.3	-
Other items	1.7	0.1	3.1	2.1
Current and other tax	(0.3)	(2.2)	(0.9)	(1.6)
Funds flow from operations (4)	21.7	37.3	82.6	145.5

(1) Revenue is presented net of transportation costs and does not include gains or losses on financial instruments.

(2) Excluding non-cash stock-based compensation expense.

(3) Excluding non-cash interest expense.

(4) Funds flow from operations is a non-GAAP measure.  Readers are referred to the advisories concerning non-GAAP measures under the heading “Advisories” at the end of this document.

Paramount Resources Ltd. │ Third Quarter 2007

Netbacks by product type on a per-unit basis

	Three Months Ended September 30		Nine Months Ended September 30
	2007	2006	2007	2006

Produced gas ($/Mcf)
Revenue (1)	4.72	6.65	6.32	7.41
Royalties	(0.66)	(0.67)	(1.09)	(1.20)
Operating expenses	(2.10)	(2.01)	(2.18)	(2.00)
Netback excluding realized financial instruments	1.96	3.97	3.05	4.21
Realized gain (loss) on financial instruments – natural gas contracts	-	(0.13)	0.68	1.32
Netback including realized gain (loss) on financial instruments	1.96	3.84	3.73	5.53

Conventional oil ($/Bbl)
Revenue (1)	70.43	68.83	64.87	63.47
Royalties	(12.45)	(11.84)	(12.32)	(8.28)
Operating expenses	(12.44)	(10.61)	(12.78)	(10.98)
Netback excluding realized financial instruments	45.54	46.38	39.77	44.21
Realized gain (loss) on financial instruments – crude oil contracts	(5.24)	12.71	1.23	2.93
Netback including realized gain (loss) on financial instruments	40.30	59.09	41.00	47.14

Natural gas liquids ($/Bbl)
Revenue (1)	72.79	64.70	67.61	63.70
Royalties	(16.42)	(15.71)	(14.68)	(13.66)
Operating expenses	(11.31)	(12.77)	(11.21)	(11.38)
Netback	45.06	36.22	41.72	38.66

All products ($/Boe)
Revenue (1)	38.79	46.16	43.81	48.39
Royalties	(6.25)	(5.94)	(7.87)	(7.64)
Operating expenses	(12.51)	(11.85)	(12.92)	(11.82)
Netback excluding realized financial instruments	20.03	28.37	23.02	28.93
Realized gain (loss) on financial instruments - commodity contracts	(0.98)	1.65	3.39	6.77
Netback including realized gain (loss) on commodity contracts	19.05	30.02	26.41	35.70

(1) Revenue is presented net of transportation costs.

Paramount Resources Ltd. │ Third Quarter 2007

Funds Flow from Operations per Boe (3)

	Three Months Ended September 30		Nine Months Ended September 30
($/Boe)	2007	2006	2007	2006
Netback including realized gain (loss) on commodity contracts	$ 19.05	$ 30.02	$ 26.41	$ 35.70
General and administrative expense	(5.29)	(4.30)	(5.46)	(4.48)
Stock-based compensation expense(1)	(0.39)	(0.90)	(0.65)	(1.73)
Interest (2)	(2.87)	(5.37)	(5.85)	(4.68)
Exploration	0.01	(0.50)	(0.31)	(0.37)
Asset retirement obligation expenditures	(2.74)	(0.11)	(1.25)	(0.11)
Distributions from equity investments	3.08	5.61	2.85	6.36
Investment income	2.82	-	1.11	-
Other items	1.07	0.10	0.63	0.44
Current and other tax	(0.22)	(1.35)	(0.18)	(0.33)
Funds flow from operations per Boe (3)	$ 14.52	$ 23.20	$ 17.30	$ 30.80

(1) Excluding non-cash stock-based compensation expense.

(2) Excluding non-cash interest expense.

(3) Funds flow from operations per Boe is a non-GAAP measure.  Readers are referred to the advisories concerning non-GAAP measures under the heading “Advisories” at the end of this document.

Other Operating Items

General and Administrative Expense

	Three Months Ended September 30		Nine Months Ended September 30
	2007	2006	2007	2006

($ millions)	7.9	6.9	26.1	21.2

General and administrative expense increased $1.0 million to $7.9 million in the third quarter of 2007 compared tp $6.9 million in the third quarter of 2006.  For the nine month period ended September 30 general and administrative expense increased $4.9 million to $26.1 million. Year to date increases from the prior year are primarily due to consolidating MGM Energy to May 30, 2007, and decreased recoveries from Trilogy.

Stock-Based Compensation Expense (Recovery)

	Three Months Ended September 30		Nine Months Ended September 30
	2007	2006	2007	2006

($ millions)	(2.7)	(14.7)	(6.0)	2.9

Paramount recognized a stock-based compensation recovery of $2.7 million in the third quarter of 2007 compared to a stock-based compensation recovery of $14.7 million in the third quarter of 2006.  Stock based compensation expense (recovery) includes the impacts of time-based vesting of stock options and the relative movement of Paramount’s share price and Trilogy’s unit price over the corresponding period.

Paramount Resources Ltd. │ Third Quarter 2007

Depletion, Depreciation and Accretion Expense

	Three Months Ended September 30		Nine Months Ended September 30
($ millions, except as noted)	2007	2006	2007	2006

DD&A	32.9	39.4	107.8	106.9
($/Boe)	22.01	24.51	22.58	22.62

Depletion, depreciation and accretion (“DD&A”) expense decreased to $32.9 million in the third quarter of 2007 compared to $39.4 million in the third quarter of 2006, primarily as a result of lower capital expenditures and lower expenses due to expired mineral leases in the current quarter.  The DD&A expense for the nine month period is relatively consistent with the third quarter.

Exploration Expense

	Three Months Ended September 30		Nine Months Ended September 30
	2007	2006	2007	2006

($ millions)	1.5	2.0	9.4	14.6

Exploration expense consists of geological and geophysical costs, seismic, and lease rentals expenses.  These costs are expensed as incurred under the successful efforts method of accounting.  Exploration expense of $1.5 million in the third quarter of 2007 was comparable to $2.0 million in the third quarter of 2006. Exploration expense for the nine months ended September 30, 2007 includes the impact of consolidating MGM Energy to May 30, 2007.  The nine month prior period includes the costs of increased seismic activities primarily on oil sands properties jointly developed with North American.

Dry Hole Expense

	Three Months Ended September 30		Nine Months Ended September 30
	2007	2006	2007	2006

($ millions)	11.1	7.2	58.7	26.2

Dry hole expense was $11.1 million for the third quarter of 2007 compared to $7.2 million in the third quarter of 2006. The increase was primarily due to unsuccessful wells in Northern.

Dry hole expense for the nine months ended September 30, 2007 related primarily to the MGM Energy winter drilling program where two wells were drilled on lands subject to the Farm-in Agreement when MGM Energy results were consolidated.  A total of $39.8 million of dry hole expense was recorded by Paramount related to MGM Energy’s wells. In addition, dry hole expense for the nine months ended September 30, 2007 includes costs of unsuccessful exploratory wells, primarily within Northern and Grande Prairie.

Write-down of Petroleum and Natural Gas Properties

	Three Months Ended September 30		Nine Months Ended September 30
	2007	2006	2007	2006

($ millions)	79.6	-	79.6	1.3

During the third quarter of 2007, the Company recognized a write-down of petroleum and natural gas properties of $79.6 million, primarily related to properties within Kaybob and Northern.  The write-down within Kaybob is a result of estimated technical revisions to previously recognized reserves and higher current year finding and development costs.  Within Northern, the write-down is a result of shutting in one gas well in the Maxhamish area because of low gas prices and high operating costs.

Interest Expense

	Three Months Ended September 30		Nine Months Ended September 30
	2007	2006	2007	2006

($ millions)	4.4	8.9	28.6	22.8

Interest expense decreased to $4.4 million in the third quarter of 2007 compared to $8.9 million in 2006 due to lower average debt levels resulting from the repayment of the short-term Bridge Facility and the Credit Facility on June 29, 2007, the US$150 million Term Loan B Facility (“TLB”) on July 3, 2007 and open market purchases of US$75.4 million principal amount of US Senior Notes during the third quarter of 2007.

Interest expense for the nine month period ended September 30, 2007 was $28.6 million, an increase of $5.8 million from the prior year due to higher 2007 average debt levels to June 30, 2007 compared to the prior year.

Paramount expensed $10.9 million in connection with the extinguishment of debt for the nine months ended September 30, 2007, including $4.3 million of transaction costs previously capitalized in long-term debt.

Foreign Exchange (Gain)

	Three Months Ended September 30		Nine Months Ended September 30
	2007	2006	2007	2006

($ millions)	0.1	1.5	(24.5)	(9.2)

Paramount recorded a foreign exchange loss of $0.1 million in the third quarter of 2007 compared to a foreign exchange loss of $1.5 million in the third quarter of 2006.  Foreign exchange losses (gains) are presented net of the impacts of foreign exchange financial instruments.  The foreign exchange gain for the nine month period was larger because the Company had higher US dollar denominated debt levels in the first six months of 2007 and a portion of the Company’s US dollar denominated debt was not economically hedged with the foreign exchange financial instrument.

Income from Equity Investments and Other Investment Income

	Three Months Ended September 30		Nine Months Ended September 30
($ millions)	2007	2006	2007	2006
Income (loss) from equity investments	(1.7)	10.7	554.8	143.9
Other Investment Income	4.2	0.1	5.3	0.2

Paramount recorded an equity loss of $1.7 million for the three months ended September 30, 2007, compared to earnings of $10.7 million for the third quarter of 2006.  The equity loss from strategic investments for the current quarter of 2007 includes equity losses and a dilution loss from MGM and an equity loss from Trilogy.  Other investment income includes interest income earned by Paramount on its investments including: a $75.0 million note receivable, cash and cash equivalents, and other short-term investments.

Equity Earnings for the nine month period includes a gain of $528.6 million on the sale of Paramount’s North American shares in 2007 and $117.4 million of dilution gains from North American and Trilogy in 2006.

Paramount Resources Ltd. │ Third Quarter 2007

Income and Other Tax Expense (Recovery)

	Three Months Ended September 30		Nine Months Ended September 30
($ millions)	2007	2006	2007	2006
Current and other tax expense	0.3	2.1	0.9	1.5
Future income tax expense (recovery)	(33.2)	0.6	96.4	9.3
Income and other tax expense (recovery)	(32.9)	2.7	97.3	10.8

Current and other tax expense decreased to $0.3 million in the third quarter of 2007 compared to $2.1 million in the third quarter of 2006.  The decrease in third quarter 2007 future income tax expense is a result of the decrease in income for the current quarter.

Capital Expenditures

The following table summarizes Paramount's capital expenditures on a consolidated basis. Capital expenditures include all capital expenditures of MGM Energy to May 29, 2007, while MGM Energy was consolidated by Paramount:

	Three Months Ended September 30		Nine Months Ended September 30
($ millions)	2007	2006	2007	2006
Land	2.4	6.7	12.4	29.2
Geological and geophysical	1.6	1.2	7.9	13.6
Drilling and completions	15.9	62.8	159.1	215.7
Production equipment and facilities	14.1	31.0	81.6	94.3
Exploration and development expenditures	34.0	101.7	261.0	352.8
Property acquisitions	0.5	4.1	0.5	39.1
Other	3.7	2.4	6.3	14.3
Capital expenditures	38.2	108.2	267.8	406.2
Proceeds on property dispositions and other	(14.5)	(4.2)	(106.8)	(6.8)
Net capital expenditures	23.7	104.0	161.0(1)	399.4(2)

(1)

Includes capital expenditures incurred by MGM Energy from January 12, 2007 to May 29, 2007 of $30.1 million.

(2)

Includes capital expenditures incurred by Paramount related to oil sands interests sold to North American during the second quarter of 2006 of $60.4 million (exploration and development expenditures - $36.5 million, property acquisitions - $23.9 million).

During the nine months ended September 30, 2007, exploration and development expenditures totalled $261.0 million, including $30.1 million of capital expenditures incurred by MGM Energy from January 12, 2007 to May 29, 2007.   Capital expenditures during the third quarter of 2007 were focused on gas drilling in Kaybob and tying in coal-bed methane wells in Southern, as well as Southern’s oil drilling program in North Dakota.

A comparison of the number of wells drilled for the three and nine months ended September 30, 2007 and September 30, 2006 is as follows:

	Three months ended September 30				Nine Months Ended September 30
(wells drilled)	2007		2006		2007		2006
	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)

Gas	29	15	71	52	78	47	192	123
Oil	8	1	4	2	17	6	10	5
Oil sands evaluation	-	-	1	1	43	43	123	62
Dry & Abandoned (3)	2	1	8	5	6	4	13	9
Total	39	17	84	60	144	100	338	199

(1) “Gross” wells means the number of wells in which Paramount has a working interest or a royalty interest that may be converted to a working interest.

(2) “Net” wells means the aggregate number of wells obtained by multiplying each gross well by Paramount’s percentage of working interest.

(3) “Dry &Abandoned”  for the nine months ended September 30, 2007 includes two (two net) wells drilled by MGM Energy.

Paramount Resources Ltd. │ Third Quarter 2007

Quarterly Information

	2007			2006				2005
($ millions, except as noted)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Funds flow from operations(1)	21.7	18.0	42.8	26.1	37.3	65.8	42.4	48.9
per share – diluted ($/share)	0.31	0.25	0.60	0.38	0.54	0.95	0.63	0.72

Net earnings (loss)	(82.2)	671.0	(16.1)	(159.6)	22.2	111.9	7.8	37.8
per share - basic ($/share)	(1.17)	9.46	(0.23)	(2.32)	0.33	1.65	0.12	0.57
per share – diluted ($/share)	(1.17)	9.34	(0.23)	(2.32)	0.32	1.61	0.12	0.56

Petroleum and natural gas sales	61.9	80.9	78.8	73.1	77.9	73.7	87.9	115.1

Quarterly sales volumes
Natural gas (MMcf/d)	73.5	89.5	84.8	79.0	81.4	83.2	82.9	92.7
Oil and NGLs (Bbl/d)	3,977	3,561	3,636	3,937	3,901	3,423	3,339	3,383
Total (Boe/d)	16,231	18,480	17,773	17,104	17,471	17,297	17,152	18,837

Quarterly average realized price
Natural gas ($/Mcf)	5.31	7.35	7.72	7.20	7.07	6.98	9.39	11.24
Oil and NGLs ($/Bbl)	70.99	64.66	60.84	57.47	69.32	66.79	59.39	61.74

(1) Funds flow from operations is a non-GAAP measure.  Readers are referred to the advisories concerning non-GAAP measures under the heading “Advisories” at the end of this document.

Liquidity and Capital Resources

($ millions)	September 30, 2007	December 31, 2006
			Change
Working capital (surplus) deficit(1)	(206.7)	84.3	(291.0)
Credit facility	-	85.1	(85.1)
Term Loan B facility(4)	-	174.8	(174.8)
US Senior Notes(4)	137.6	248.9	(111.3)
Stock-based compensation liability (long-term portion) (2)	0.1	0.3	(0.2)
Net debt(3)(4)	(69.0)	593.4	(662.4)
Shareholders’ equity	1,085.3	563.8	521.5
Total	1,016.3	1,157.2	(140.9)

(1) Excludes current portion of stock-based compensation liability of $6.7 million at September 30, 2007 (December 2006- $nil) relating to Paramount Options.

(2) Excludes stock-based compensation liability of $3.5 million relating to Paramount Options at September 30, 2007 ($27.7 million – December 2006).

(3) Net debt is a non-GAAP measure.  Readers are referred to the advisories concerning non-GAAP measures under the heading “Advisories” at the end of this document.

(4) Excludes debt financing costs.

Working Capital

Paramount’s working capital surplus at September 30, 2007 was $206.7 million compared to a $84.3 million deficit at December 31, 2006.  Included in working capital at September 30, 2007 was $104.6 million of cash and cash equivalents, $42.6 million of liquid, interest bearing short-term investments, and a $75.0 million interest bearing note receivable.  The working capital surplus decreased by $311.8 million compared to $518.4 million at June 30, 2007, primarily as a result of Paramount reducing its outstanding long-term debt and purchasing Paramount shares under the NCIB during the third quarter of 2007.

Bank Credit Facility

The net borrowing base under Paramount’s bank credit facility is approximately $155 million.  The banking syndicate has provided aggregate commitments to lend up to $125 million. As of September 30, 2007 no balances have been drawn on the credit facility, however, Paramount had undrawn letters of credit outstanding totalling $15.2 million that reduce the amount available to the Company under the credit facility.

Term Loan B Facility

On July 3, 2007, Paramount prepaid the entire principal and interest outstanding of its US$150 million TLB Facility for Cdn $162.3 million, including a prepayment premium of $3.2 million. The TLB Facility is no longer available to the Company.

US Senior Notes

During the third quarter of 2007, Paramount made US Senior Notes open market purchases of US$75.4 million principal amount, plus accrued interest and premium thereon, reducing the net principal outstanding to US$138.2 million (Cdn $137.7 million) at September 30, 2007. Paramount may re-market the purchased debt at its discretion. The US Senior Notes are redeemable at par plus a redemption premium of up to 4.25 percent depending on when redeemed, and are secured by 12.8 million Trilogy trust units owned by Paramount, having a market value of approximately $105.0 million as of September 30, 2007.

Share Capital

At November 6, 2007, Paramount had 69.1 million Common Shares outstanding.  At November 6, 2007 there were 4.9 million Stock Options (with each entitling the holder to acquire one Common Share) outstanding (1.0 million exercisable), and 0.4 million Holdco options (which do not entitle the holder to any securities of Paramount) outstanding (0.3 million exercisable).

The Company received regulatory approval for a NCIB commencing on May 7, 2007 for a 12 month period. Under the NCIB, the Company may purchase for cancellation up to 3.3 million of its Common Shares. To September 30, 2007, Paramount purchased 1.9 million Common Shares for a total cost of $35.1 million.

Contractual Obligations and Commitments

Paramount has the following contractual obligations as at September 30, 2007:

($ millions)	Recognized in financial statements	Less than 1 Year	1 – 3 years	4 – 5 years	After 5 years	Total
US Senior Notes (1)	Yes	11.7	23.4	23.4	142.2	200.7
Stock-based compensation liability (2)	Yes - Partially	14.0	10.3	0.8	-	25.1
Asset retirement obligations(3)	Yes - Partially	0.6	2.0	2.0	168.7	173.3
Pipeline transportation commitments(4)	No	6.3	34.7	19.0	61.0	121.0
Capital spending commitment	No	4.8	-	-	-	4.8
Leases	No	3.2	4.6	3.5	2.7	14.0
Total (5)		40.6	75.0	48.7	371.9	538.9

(1) The amount payable after five years includes interest totalling $4.0 million (US$4.0 million).

(2) The liability for stock-based compensation includes the full intrinsic value of vested and unvested options as at September 30, 2007.

(3)Asset retirement obligations represent management’s estimate of the undiscounted cost of future dismantlement, site restoration and abandonment obligations based on engineering estimates and in accordance with existing legislation and industry practices.

(4)Certain of the pipeline transportation commitments are secured by outstanding letters of credit totalling $3.7 million at September 30, 2007.

(5)In addition to the above, Paramount has minimum volume commitments to gas transportation service providers under agreements expiring in various years the latest of which is 2023.

Paramount Resources Ltd. │ Third Quarter 2007

Related Party Transactions

Service Agreements

Paramount provides certain operational and administrative services to Trilogy Energy Ltd., a wholly owned subsidiary of Trilogy, and MGM Energy at cost or cost plus 10 percent, respectively.  In addition, as a result of the respective spinouts, certain employees of Trilogy and MGM Energy hold Paramount and / or Holdco Options and, therefore, stock-based compensation expense accrues to Paramount. The following table summarizes the related party transactions:

	Nine Months Ended September 30, 2007		Nine Months Ended September 30, 2006
($ millions)	Trilogy	MGM	Trilogy	MGM

Services Agreement	0.9	1.1	1.5	-
Stock-based Compensation	2.1	0.6	(0.9)	-
	3.0	1.7	0.6	-

Significant Equity Investees

The following table summarizes the assets, liabilities and results of operations of Paramount’s significant equity investees at September 30, 2007, and has been derived directly from the investees’ financial statements. Amounts summarized do not incorporate adjustments that Paramount makes in applying the equity basis of accounting for such investments.  As a result, readers are cautioned that amounts included in the table below cannot be used to directly recalculate Paramount’s equity income and net investment respecting such investees.

	MGM Energy(2)		Trilogy
($ millions)	September 30, 2007	December 31, 2006	September 30, 2007	December 31, 2006
Current assets	124.6	1.4	46.5	90.0
Long term assets	264.8	70.3	877.2	994.3
Current liabilities	9.7	6.8	75.3	149.3
Long term liabilities	3.2	4.4	465.2	414.1
Equity	376.5	60.5	383.2	520.9
Paramount’s proportionate interest (1) in equity investee	16.7%	n/a	16.7%	16.2%
Nine month period ended September 30,	2007	2006	2007	2006
Revenue	1.8	-	232.8	324.8
Operating expenses	-	-	69.4	65.5
General and administrative expenses	4.4	-	10.4	6.9
Other expenses	28.4	0.5	209.1	136.1
Net income (loss), period ended September 30	(31.0)	(0.5)	(56.3)	116.3

(1)

Readers are cautioned that Paramount does not have any direct or indirect interest in or right to the equity investees’ assets or revenue nor does Paramount have any direct or indirect obligation in respect of or liability for the equity investees’ expenses or obligations.  The Company is a securityholder of Trilogy and MGM Energy, just like any other securityholder of Trilogy and MGM Energy, and, accordingly, the value of the Company’s investment in Trilogy and MGM Energy is based on the value of Trilogy and MGM Energy securities held.

(2)

Paramount spun out MGM Energy January 12, 2007 and therefore, the assets, liabilities and equity at December 31, 2006 and results of operations for the nine months ended September 30, 2006 are presented on a carve-out basis.  Paramount consolidated MGM Energy from January 12, 2007 to May, 29, 2007 and commenced equity accounting for MGM Energy May 30, 2007. See ‘MGM Spinout and Dilution’ in this MD&A for more details.

Trilogy had 2.9 million trust unit options outstanding (0.1 million exercisable) at September 30, 2007 at exercise prices ranging from $8.90 to $23.95 per unit.  If all such outstanding trust unit options were exercised, Paramount’s proportionate interest in Trilogy would be reduced to 16.1 percent.

MGM Energy had 3.1 million stock options outstanding (nil exercisable) at September 30, 2007 at exercise prices ranging from $2.42 to $5.00 per share.  If all of the stock options were exercised, Paramount’s proportionate interest in MGM Energy would be reduced to 16.3 percent.

Outlook

Paramount projects annual average production of 16,800 Boe/d for 2007, a decrease from previous guidance of 17,500 Boe/d.  This decrease is a result of: shutting in uneconomic wells; lower production volumes due to sharper than expected declines; delays in the United States drilling program caused by prolonged rig commissioning of Paramount’s two drilling rigs; and delays in bringing wells on production due to facility downtime and a wet summer.

The Company is continuing to review the impact of recently announced changes to Alberta’s royalty structure on Paramount’s existing asset portfolio and strategic plans. Paramount expects to finalize its 2008 capital budget in November, and presently anticipates a greater focus on the Company’s United States opportunities.

Capital Program

The Company’s 2007 capital expenditures forecast remains at $300 million, excluding land, acquisitions, and MGM Energy’s capital expenditures. Paramount’s capital spending for the remainder of the year will be focused on drilling and tie-ins in Kaybob, the North Dakota oil drilling program, and coal bed methane tie-ins in Southern. It is anticipated that fourth quarter 2007 capital spending will be funded by available working capital and funds flow from operations.

Critical Accounting Estimates

The preparation of the Consolidated Financial Statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Paramount bases its estimates on historical experience and various other factors that are believed by management to be reasonable under the circumstances.  Actual results could differ materially from these estimates.

Readers are referred to Paramount’s Management’s Discussion and Analysis for the year ended December 31, 2006 for a discussion of critical accounting estimates relating to (i) successful efforts accounting; (ii) reserves estimates; (iii) impairment of petroleum and natural gas properties; (iv) asset retirement obligations; (v) purchase price allocations; and (vi) income taxes and royalty matters.

Changes in Accounting Policies

Financial Instruments

On January 1, 2007, the Company adopted the following sections of the Canadian Institute of Chartered Accountants (“CICA”) Handbook: Section 1530 “Comprehensive Income”, Section 3251 “Equity”, Section 3855 “Financial Instruments – Recognition and Measurement”, and Section 3865 “Hedges”. As required by the new standards, prior periods have not been restated.  The adoption of these standards had no material impact on the Company's net earnings or cash flows. The other effects of the implementation of the new standards are discussed below.

a)

Comprehensive Income

The new standards introduce comprehensive income, which consists of net earnings and other comprehensive income (“OCI”). The Company's Consolidated Financial Statements now include a Statement of Comprehensive Income, which includes the components of comprehensive income.  For Paramount, OCI is currently comprised of the changes in the market value of short-term investments.  The cumulative changes in OCI are included in accumulated other comprehensive income (“AOCI”), which is presented as a new category within shareholders’ equity.

The adoption of comprehensive income has been made in accordance with the applicable transitional provisions. Accordingly, the September 30, 2007 period end unrealized gain on available for sale short-term investments of $0.1 million is included in the AOCI balance.  In addition, the change in the unrealized gain on short-term investments for the nine months ended September 30, 2007 of $0.1 million, is now included in OCI in the Statement of Comprehensive Income.

b)

Financial Instruments

The financial instruments standard establishes the recognition and measurement criteria for financial assets, financial liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions.  Measurement in subsequent periods depends on whether the financial instrument has been classified as “held-for-trading”, “available-for-sale”, “held-to- maturity”, “loans and receivables”, or “other financial liabilities” as defined by the standard.

Financial assets and financial liabilities “held-for-trading” are measured at fair value with changes in those fair values recognized in net earnings. Financial assets "available-for-sale" are measured at fair value, with changes in those fair values recognized in OCI. Financial assets "held-to-maturity", "loans and receivables" and "other financial liabilities" are measured at amortized cost using the effective interest method of amortization. The methods used by the Company in determining fair value of financial instruments are unchanged as a result of implementing the new standard.

The adoption of the financial instruments standard has been made in accordance with its transitional provisions. Accordingly, at January 1, 2007, $7.0 million of other assets were reclassified to long-term debt to reflect the adopted policy of capitalizing long-term debt transaction costs within long-term debt.  The costs capitalized within long-term debt will be amortized using the effective interest method.  Previously, the Company deferred these costs within other assets and amortized them on a straight-line basis over the life of the related long-term debt. The adoption of the effective interest method of amortization had no effect on opening retained earnings.

Financial instrument assets and liabilities are derivative financial instruments classified as "held-for-trading" unless designated for hedge accounting.  Additional information on the Company's accounting treatment of derivative financial instruments is contained in Note 1 of the Company's audited Consolidated Financial Statements for the year ended December 31, 2006.

Initial Adoption of Accounting Policies

Stock-based Compensation

MGM Energy has granted stock options to its employees and directors, as described in Note 12- Stock-based Compensation – to the Interim Consolidated Financial Statements.

The fair value method is used to recognize compensation expense associated with stock options granted by MGM Energy.  Fair values are determined using the Black-Scholes-Merton option-pricing model and relevant assumptions on the date options are granted.  Compensation costs are recognized over the vesting period of the options.

Recent Accounting Pronouncement – Capital Disclosures and Financial Instruments

Effective January 1, 2008, Paramount will adopt new accounting standards for Capital Disclosures and Financial Instruments – Disclosure and Presentation.  The Company will disclose its objectives, policies and procedures for managing capital, additional information with respect to capital compliance requirements, and enhanced disclosure of risks associated with financial instruments and how those risks are managed.

Advisories

Forward-looking Statements and Estimates

Certain statements included in this document constitute forward-looking statements under applicable securities legislation.  Forward-looking statements or information typically contain statements with words such as "anticipate", "assume", "based", "believe", "can", “consider”, "continue", "depend", "estimate", "expect", "if", "intend", "may", "plan", "project", "result", "upon", "will", "within" or similar words suggesting future outcomes or statements regarding an outlook.  Forward-looking statements or information in this document include but are not limited to estimates of future production and capital expenditures, business strategy and objectives, exploration, development and production plans and the timing thereof and operating and other costs.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect.  In addition to other assumptions identified in this document, assumptions have been made regarding, among other things:

▪

the ability of Paramount to obtain required capital to finance its exploration, development and operations;

▪

the ability of Paramount to obtain equipment, services and supplies in a timely manner to carry out its activities;

▪

the ability of Paramount to market its oil and natural gas successfully to current and new customers;

▪

the timing and costs of pipeline and storage facility construction and expansion and the ability of Paramount to secure adequate product transportation;

▪

the ability of Paramount and its industry partners to obtain drilling success consistent with expectations;

▪

the timely receipt of required regulatory approvals;

▪

currency, exchange and interest rates; and

▪

future oil and gas prices.

Although Paramount believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Paramount can give no assurance that such expectations will prove to be correct.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Paramount and described in the forward-looking statements or information.  These risks and uncertainties include but are not limited to:

▪

the ability of Paramount’s management to execute its business plan;

▪

the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;

▪

the ability of Paramount to obtain required capital to finance its exploration, development and operations and the adequacy and costs of such capital;

▪

fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

▪

risks and uncertainties involving the geology of oil and gas deposits;

▪

risks inherent in Paramount's marketing operations, including credit risk;

▪

the uncertainty of reserves estimates and reserves life;

▪

the uncertainty of resource estimates and resource life;

▪

the value and liquidity of Paramount’s equity investments and the returns on such equity investments;

▪

the uncertainty of estimates and projections relating to exploration and development costs and expenses;

▪

the uncertainty of estimates and projections relating to future production and the results of exploration, development and drilling;

▪

potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

▪

Paramount's ability to enter into or renew leases;

▪

health, safety and environmental risks;

▪

Paramount's ability to secure adequate product transportation;

▪

imprecision in estimates of product sales and the anticipated revenues from such sales;

▪

the ability of Paramount to add production and reserves through development and exploration activities;

▪

weather conditions;

▪

the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;

▪

uncertainty in amounts and timing of royalty payments and changes to royalty regimes and government regulations regarding royalty payments;

▪

changes in taxation laws and regulations and the interpretation thereof;

▪

changes in environmental and other regulations and the interpretation thereof;

▪

the cost of future abandonment activities and site restoration;

▪

the ability to obtain necessary regulatory approvals;

▪

risks associated with existing and potential future law suits and regulatory actions against Paramount;

▪

uncertainty regarding aboriginal land claims and co-existing with local populations;

▪

loss of the services of any of Paramount’s executive officers or key employees;

▪

the ability of Paramount to extend its credit facility on an ongoing basis;

▪

the impact of market competition; and

▪

general economic and business conditions.

The forward-looking statements or information contained in this document are made as of the date hereof and Paramount undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

Non-GAAP Measures

In this document, Paramount uses the term "funds flow from operations", “funds flow from operations per share - basic”, “funds flow from operations per share - diluted”, “operating netback”, “funds flow from operations per Boe” and “net debt”, collectively the “Non-GAAP measures”, as indicators of Paramount's financial performance.  The Non-GAAP measures do not have standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other issuers.

“Funds flow from operations” is commonly used in the oil and gas industry to assist management and investors in measuring the Company’s ability to finance capital programs and meet financial obligations, and refers to cash flows from operating activities before net changes in operating working capital.  “Funds flow from operations” includes distributions and dividends received on securities held by Paramount. The most directly comparable measure to “funds flow from operations” calculated in accordance with GAAP is cash flows from operating activities.  “Funds flow from operations” can be reconciled to cash flows from operating activities by adding (deducting) the net change in operating working capital as shown in the consolidated statements of cash flows.  “Funds flow from operations per Boe” is calculated by dividing “funds flow from operations” by the total sales volume in Boe for the relevant period.  “Operating netback” equals petroleum and natural gas sales less royalties, operating costs and transportation. The calculation of ‘Net debt” is shown under the heading “Liquidity and Capital Resources” and excludes the current portion of stock based compensation relating to Paramount options.  Management of Paramount believes that the Non-GAAP measures provide useful information to investors as indicative measures of performance.

Investors are cautioned that the Non-GAAP Measures should not be considered in isolation or construed as alternatives to their most directly comparable measure calculated in accordance with GAAP, as set forth above, or other measures of financial performance calculated in accordance with GAAP.

Barrels of Oil Equivalent Conversions

This document contains disclosure expressed as “Boe”, “Boe/d”, “Mcf”, “MMcf/d”, “Bbl”, and “Bbl/d”. All oil and natural gas equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.

Paramount Resources Ltd. │ Third Quarter 2007